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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 8-A/A

                                Amendment No. 1

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           BAXTER INTERNATIONAL INC.
                           -------------------------
            (Exact Name of Registrant as Specified in Its Charter)

              Delaware                                          36-0781620
(State of Incorporation or Organization)                     (I.R.S. Employer
                                                          Identification Number)

          One Baxter Parkway                                        60015
          Deerfield, Illinois                                     (Zip Code)
         (Address of Principal
          Executive Offices)

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
   If this form relates to the registration    If this form relates to the registration of
   of a class of securities pursuant to        a class of securities pursuant to Section
   Section 12(b) of the Exchange Act and       12(g) of the Exchange Act and is
   is effective pursuant to General            effective pursuant to General
   Instruction A.(c), please check the         Instruction A.(d), please check the
   following box.[X]                           following box.[_]
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Securities to be registered pursuant to Section 12(b) of the Act:

             Title of Each Class               Name of Each Exchange on Which
             to be so Registered               Each Class is to be Registered
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        Series B Junior Participating               New York Stock Exchange
       Preferred Stock Purchase Rights
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Securities to be registered pursuant to Section 12(g) of the Act:

                                     None.

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Item 1.  Description of Registrant's Securities To Be Registered.
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         On February 27, 2001, the Board of Directors of Baxter International
Inc. (the "Company") authorized and declared a two-for-one stock split in the form of a 100% stock distribution to be distributed on May 30, 2001 to stockholders of record of the Company's common stock, par value $1 per share (the "Common Stock"), at the close of business on May 9, 2001 (the "Stock Split"). This Amendment No. 1 to Form 8-A amends and restates the description of the Company's preferred stock purchase rights (the "Rights") in light of certain changes effectuated by the Stock Split.

         Pursuant to the authorization of the Board of Directors of the Company on November 17, 1998, prior to the Stock Split each outstanding share of Common Stock was accompanied by one Right. As a result of the Stock Split and effective as of the May 30, 2001 distribution date for the Stock Split, each outstanding share of Common Stock will thereafter be accompanied by one-half of one Right. A full Right originally entitled the registered holder to purchase from the Company one one-hundredth of a share of the Company's Series B Junior Participating Preferred Stock (the "Preferred Stock") at a price of $275 per one one-hundredth of a share, subject to adjustment. After the Stock Split, a full Right, when it becomes exercisable and until such time as it expires or is redeemed or exchanged, continues to entitle the registered holder to purchase one one-hundredth of a share of Preferred Stock at a price of $275 per one one-hundredth of a share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of December 9, 1998 between the Company and EquiServe Trust Company, N.A. (successor to First Chicago Trust Company of New
York), as Rights Agent (the "Rights Agent").

         The Rights remain attached to all Common Stock certificates representing shares of Common Stock then outstanding, and no separate Rights certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and the Distribution Date (as defined in the Rights Agreement) will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchase of stock by the Company, or (ii) 10 business days (or such later date as the Board of Directors of the Company shall determine) following the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person.

         Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at 5:00 p.m. (Chicago time) on March 23, 2009, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

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         As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights.

         In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders after receiving advice from one or more investment banking firms (a "Qualified Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of a person or group of affiliated or associated persons becoming an Acquiring Person other than pursuant to a Qualified Offer, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following a person or group of affiliated or associated persons becoming an Acquiring Person other than pursuant to a Qualified Offer until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at an exercise price of $275 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a person or group of affiliated or associated persons becoming an Acquiring Person other than pursuant to a Qualified Offer would entitle its holder to purchase $550 worth of Common Stock (or other consideration, as noted above) for $275. Assuming that the Common Stock had a per share value of $50 at such time, the holder of each valid Right would be entitled to purchase 11 shares of Common Stock for $275.

         In the event that, on or at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity that acquired the shares pursuant to a Qualified Offer), or (ii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company that at the time of such transaction would have a market value (determined as provided in the Rights Agreement) equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

         At any time up to and including the tenth business day after the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors of the Company authorizing redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

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         At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and before the Acquiring Person acquires fifty percent (50%) or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for Common Stock at an exchange ratio of two shares of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not result in the recognition of taxable income by stockholders or the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

         Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to
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lengthen (i) the time period relating to when the Rights may be redeemed at such time as the Rights are not redeemable, or (ii) any other time period unless such change is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights.

         Each share of Common Stock of the Company outstanding immediately after the Stock Split will be accompanied by one-half of one Right. So long as the Rights are attached to the Common Stock, one-half of one Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board of Directors of the Company deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. Three million five hundred thousand (3,500,000) shares of Preferred Stock are currently reserved for issuance upon exercise of the Rights.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner that causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of the Company and its stockholders. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board

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may, at its option, at any time until ten (10) days following the Stock
Acquisition Date redeem all, but not less than all, of the then outstanding Rights at the Redemption Price.

         In addition, certain provisions of the Company's Restated Certificate of Incorporation may have anti-takeover effects. The Restated Certificate of Incorporation provides, among other things, (i) for a classified Board of Directors divided into three classes and (ii) stockholder action only at a stockholders' meeting and not by written consent.

         In addition, the Company's Amended and Restated Bylaws provide, among other things, that stockholders wishing to nominate a director at an annual meeting or at a special meeting called for the purpose of electing directors give advance written notice of such nomination (i) in the case of an annual meeting, not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is
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called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever occurs first, and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first. The bylaws also provide that special meetings of stockholders may be called only by the Chairman of the Board of Directors, the Chief Executive Officer or the Corporate Secretary or by resolution of the directors.

         The Rights Agreement, dated as of December 9, 1998, between the
Company and EquiServe Trust Company, N.A. (successor to First Chicago Trust Company of New York), as Rights Agent, specifying the terms of the Rights is an exhibit to this Registration Statement on Form 8-A and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 2.  Exhibits.
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Exhibit No.        Description
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     1             Rights Agreement, dated as of December 9, 1998, between the
                   Company and EquiServe Trust Company, N.A. (successor to First Chicago Trust Company of New York), as Rights Agent, including the Form of Certificate of Designation attached thereto as Exhibit A, the Form of Rights Certificate attached thereto as Exhibit B and the Summary of Rights to Purchase Preferred Stock attached thereto as Exhibit C (incorporated by reference to Exhibit 10 to the Registrant's Current Report on Form 8-K dated December 9, 1998 (File No. 1-4448)).

     2. Certificate of Adjustment to the Rights Agreement dated as of May 30, 2001.

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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  May 30, 2001                 BAXTER INTERNATIONAL INC.

                                             By:  /s/ Jan Stern Reed
                                                  ------------------
                                                  Jan Stern Reed
                                                  Corporate Secretary and
                                                  Associate General Counsel

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                                 EXHIBIT INDEX

Exhibit No.        Description
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     1             Rights Agreement, dated as of December 9, 1998, between the
                   Company and EquiServe Trust Company, N.A. (successor to First
                   Chicago Trust Company of New York), as Rights Agent, including the Form of Certificate of Designation attached thereto as Exhibit A, the Form of Rights Certificate attached thereto as Exhibit B and the Summary of Rights to Purchase
                   Preferred Stock attached thereto as Exhibit C (incorporated by reference to Exhibit 10 to the Registrant's Current Report on Form 8-K dated December 9, 1998 (File No. 1-4448)).

     2    Certificate of Adjustment to the Rights Agreement dated as of May 30,
          2001.

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